UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

Monmouth Real Estate Investment Corporation
(Name of Issuer)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

609720-10-7
(CUSIP Number)

Matthew T. Moroun
Chairman of the Board
Oakland Financial Corporation
34200 Mound Road
Sterling Heights, Michigan 48310
(800) 201-0450

Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 1, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
SIGNATURES

1.		NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Oakland Financial Corporation (Federal ID #38-3276605)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.		SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		61,767

SHARES
BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		861,938*

EACH
REPORTING	9.	SOLE DISPOSITIVE POWER

PERSON		61,767

	10.	SHARED DISPOSITIVE POWER

861,938*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,767

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14.	TYPE OF REPORTING PERSON

HC

* Consists of (i) 61,767 shares owned by Oakland Financial Corporation, (ii) 510,177 shares owned by Liberty Bell Agency, Inc., and (iii) 289,994 shares owned by Cherokee Insurance Company as of the close of business on October 1, 2002. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

1.		NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Liberty Bell Agency, Inc. (Federal ID #38-2338264)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.		SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		510,177

SHARES
BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		861,938*

EACH
REPORTING	9.	SOLE DISPOSITIVE POWER

PERSON		510,177

	10.	SHARED DISPOSITIVE POWER

861,938*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,177

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14.	TYPE OF REPORTING PERSON

CO

* Consists of (i) 61,767 shares owned by Oakland Financial Corporation, (ii) 510,177 shares owned by Liberty Bell Agency, Inc., and (iii) 289,994 shares owned by Cherokee Insurance Company as of the close of business on October 1, 2002. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

1.		NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Cherokee Insurance Company (Federal ID #38-3464294)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.		SOURCE OF FUNDS

SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7.	SOLE VOTING POWER

NUMBER OF		289,994

SHARES
BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		861,938*

EACH
REPORTING	9.	SOLE DISPOSITIVE POWER

PERSON		289,994

	10.	SHARED DISPOSITIVE POWER

861,938*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

289,994

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON

IC

* Consists of (i) 61,767 shares owned by Oakland Financial Corporation, (ii) 510,177 shares owned by Liberty Bell Agency, Inc., and (iii) 289,994 shares owned by Cherokee Insurance Company as of the close of business on October 1, 2002. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 2 TO

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES ACT OF 1934, AS AMENDED

         This Amendment No. 2 amends Amendment No. 1 (as filed on May 23, 2002, “Amendment No. 1”) to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”), of Monmouth Real Estate Investment Corporation, a Delaware corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendment No. 1 or the original Schedule 13D.

         Items 3, 4 and 5 of Amendment No. 1 and the original Schedule 13D and Schedules A, B and C to Amendment No. 1 and the original Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

         The first sentence of the first paragraph of Item 3 of Amendment No. 1 and the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $5,600,000.

         A fourth paragraph is hereby added to Item 3 of Amendment No. 1 and the Schedule 13D, which paragraph shall read as follows:

         On October 1, 2002, Cherokee acquired an additional 2,100 shares of Common Stock at a cost of $7.02 per share. The acquisition of these additional shares increased the total combined ownership of Oakland, Liberty Bell and Cherokee to 851,538 shares of Common Stock, or approximately 7.3% of the outstanding shares of Common Stock.

Item 4. Purpose of Transaction.

         The first sentence of the first paragraph of Item 4 of Amendment No. 1 and the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         Oakland, Liberty Bell and Cherokee acquired 145,496 shares of Common Stock between May 21, 2002 and October 1, 2002, bringing their total ownership of the outstanding shares of Common Stock to approximately 7.3%.

Item 5. Interest in Securities of the Issuer.

         Paragraphs (a), (b) and (c) of Item 5 of Amendment No. 1 and the Schedule 13D are hereby amended and restated in their entirety to read as follows:

         (a)  As of October 1, 2002, Oakland owned 61,767 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock, Liberty Bell owned 510,177 shares of Common Stock, or approximately 4.4% of the outstanding shares of Common Stock, and Cherokee owned 279,594 shares, or approximately 2.5% of the outstanding shares of Common Stock. On a combined basis, as of October 1, 2002, the reporting persons beneficially owned an aggregate of approximately 7.3% of the outstanding shares of Common Stock.

         The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock as reported by Issuer in its Form 10-Q for the quarter ended June 30, 2002. The total number of outstanding shares of Common Stock owned by Oakland, Liberty Bell and Cherokee do not include any shares acquired pursuant to Issuer’s Dividend and Reinvestment Plan (“DRP”) after September 16, 2002.

         (b)  As of October 1, 2002, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 61,767 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 510,177 shares of Common Stock, or approximately 4.4% of the outstanding shares of Common Stock, and Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 279,594 shares of Common Stock, or approximately 2.5% of the outstanding shares of Common Stock.

         (c)  During the 60-day period preceding the date of this Amendment No. 2, Liberty Bell acquired 18,317 shares of Common Stock through open market and DRP purchases at costs ranging from $6.62 per share to $6.75 per share, for a total cost of $121,533.

         During the 60-day period preceding the date of this Amendment No. 2, Cherokee acquired 36,000 shares of Common Stock through open market and DRP purchases at costs ranging from $6.91 per share to $7.02 per share, for a total cost of $251,165.

         During the 60-day period preceding the date of this Amendment No. 2, Oakland acquired 8,713 shares of Common Stock through open market and DRP purchases at costs ranging from $6.63 per share to $6.75 per share, for a total cost of $57,906.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2002

OAKLAND FINANCIAL CORPORATION

By: /s/ Matthew T. Moroun Name: Matthew T. Moroun Title: Chairman of the Board

LIBERTY BELL AGENCY, INC.

By: /s/ Matthew T. Moroun Name: Matthew T. Moroun Title: Chairman of the Board

CHEROKEE INSURANCE COMPANY

By: /s/ Matthew T. Moroun Name: Matthew T. Moroun Title: Chairman of the Board

         Schedule A to Amendment No. 1 and the Schedule 13D is hereby amended and restated in its entirety to read as follows:

SCHEDULE A TO SCHEDULE 13D

Filed by Oakland Financial Corporation

Oakland Financial Corporation
Directors and Executive Officers

Name	Present Address	Present Principal Occupation

Matthew T. Moroun Chairman & Director	12225 Stephens Road Warren, MI 48089	Chairman of the Board Oakland Financial Corporation and its subsidiaries

Mark J. Dadabbo President & Director	2662 Indian Mound South Bloomfield Hills, MI 48301	President Oakland Financial Corporation and its subsidiaries

Robert Kuhn Vice President & CFO	7102 Danbrooke West Bloomfield, MI 48322	Vice President & CFO Oakland Financial Corporation

         Schedules B and C to Amendment No. 1 and the Schedule 13D are hereby amended so that Mark J. Dadabbo’s present address reads as follows: 2662 Indian Mound South, Bloomfield Hills, MI 48301.